UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30445 / April 2, 2013

_____

In the Matter of   :
                                                              :
EXCHANGE TRADED CONCEPTS TRUST   :
EXCHANGE TRADED CONCEPTS TRUST II   :
ETF SERIES SOLUTIONS   :
EXCHANGE TRADED CONCEPTS LLC   :
2545 S. Kelly Ave., Suite C   :
Edmond, OK 73013   :
                                                              :
SEI INVESTMENTS DISTRIBUTION COMPANY   :
1 Freedom Valley Drive   :
Oaks, PA 19456   :
                                                              :
QUASAR DISTRIBUTORS, LLC   :
615 East Michigan Street, 4th Floor   :
Milwaukee, Wisconsin 53202   :
                                                              :
FORESIDE FUND SERVICES, LLC   :
3 Canal Plaza, Suite 100   :
Portland, ME 04101   :
                                                              :
(812-13969)   :
                                                              :
_____:

ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

Exchange Traded Concepts Trust, Exchange Traded Concepts Trust II, ETF Series Solutions,
Exchange Traded Concepts LLC, SEI Investments Distribution Company, Quasar Distributors,
LLC and Foreside Fund Services, LLC filed an application on October 18, 2011, and
amendments to the application on July 24, 2012, December 21, 2012, and March 6, 2013,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the
Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of
the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the
Act.

The order permits: (a) series of certain actively managed open-end management investment
companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units");

(b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

On March 7, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30415). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Exchange Traded Concepts Trust, et al. (File No. 812-13969),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary